

11008054



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ x ] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from _________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 16.
Index of Exhibits at page 13.



Lane Gorman Trubitt, PLLC
*Accountants & Advisors*

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 28, 2011

# LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **ASSETS** | | |
| Investments, at fair value: | | |
| Torchmark Corporation common stock | $1,914,368 | $1,893,189 |
| Waddell & Reed Financial, Inc. class A common stock | 29,044 | 26,997 |
| Pooled separate accounts | 4,109,725 | 3,180,047 |
| Unallocated annuity contract | 2,113,826 | 2,234,402 |
| Short-term investments | 91,762 | 69,480 |
| | 8,258,725 | 7,404,115 |
| Notes receivable from participants | 407,261 | 457,717 |
| Accrued investment income | 173 | 175 |
| Net assets available for benefits at fair value | 8,666,159 | 7,862,007 |
| Adjustment from fair value to contract value for fully benefit responsive investment contracts | (22,527) | 27,468 |
| Net assets available for benefits | $8,643,632 | $7,889,475 |

See accompanying notes to financial statements.

# LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

## Statements of Changes in Net Assets Available for Benefits

| | Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Investment income: | | |
| Cash dividends - Torchmark and Waddell & Reed common stock | $24,486 | $24,521 |
| Dividends on pooled separate accounts and unallocated annuity contract | 73,235 | 72,971 |
| Interest income - notes receivable from participants | 19,641 | 20,387 |
| Interest income - short-term investments | 274 | 498 |
| | 117,636 | 118,377 |
| Net appreciation in fair value of investments | 1,106,882 | 802,600 |
| Contributions: | | |
| Participant contributions | 1,022,179 | 1,185,249 |
| Employer contributions | 211,594 | 306,391 |
| | 1,233,773 | 1,491,640 |
| Benefits paid to participants | 1,704,134 | 928,065 |
| Net increase in net assets | 754,157 | 1,484,552 |
| Net assets available for benefits: | | |
| Beginning of plan year | 7,889,475 | 6,404,923 |
| End of plan year | $8,643,632 | $7,889,475 |

See accompanying notes to financial statements.

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
## NOTES TO FINANCIAL STATEMENTS

### NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2010 and 2009 was $59.74 and $43.95, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2010 and 2009 was $35.29 and $30.54, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2010 and 2009 was 3.65% and 4.00%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (US GAAP) requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal Income Taxes

Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to

NOTE B - DESCRIPTION OF PLAN (Continued)

35% of a participant's contributions (limited to 6% of a participant's compensation).

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2010 and 2009, the following companies were participating employers in the Plan:

Liberty National, (Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

| Years of Credited Service | Applicable Non-forfeitable Percentage |
|---|---|
| Less than 2 | 0% |
| 2 but less than 3 | 20% |
| 3 but less than 4 | 40% |
| 4 but less than 5 | 60% |
| 5 but less than 6 | 80% |
| 6 or more | 100% |

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

| Years of Credited Service | Applicable Non-forfeitable Percentage |
|---|---|
| Less than 2 | 0% |
| 2 but less than 3 | 10% |
| 3 but less than 4 | 20% |
| 4 but less than 5 | 40% |
| 5 but less than 6 | 60% |
| 6 but less than 7 | 80% |
| 7 or more | 100% |

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $17,621 and $31,158 at December 31, 2010 and 2009, respectively. The Plan applied forfeitures to reduce employer contributions of $81,200 and $32,125 for 2010 and 2009, respectively.

NOTE C - INVESTMENTS

The following table presents investments of the Plan:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Pooled Separate Accounts: | | |
| AIM Global Health Care (Invesco Global Health Care Fund) | $ 173,105 | $ 154,188 |
| Baron Growth | 156,523 | 109,401 |
| EuroPacific Growth | 517,175 | 464,918 |
| Fidelity Advisor Mid Cap | 409,956 | 292,776 |
| Fidelity VIP Contrafund | 519,825 | 447,383 |
| Income Fund of America | 167,931 | 143,335 |
| ING American Century Small-Mid Cap Value Portfolio | 70,216 | 40,794 |
| ING GNMA Income Bond | 128,596 | 44,718 |
| ING Intermediate Bond | 40,205 | 30,846 |
| ING Solution 2015 Portfolio | 93,929 | 72,790 |
| ING Solution 2025 Portfolio | 192,563 | 153,061 |
| ING Solution 2035 Portfolio | 204,202 | 127,128 |
| ING Solution 2045 Portfolio | 215,707 | 146,498 |
| ING Solution Income Portfolio | 7,929 | 2,962 |
| J. P. Morgan Mid Cap Value Portfolio | 95,018 | 60,667 |
| Lord Abbett Small Cap Value | 361,753 | 258,899 |
| Oppenheimer Capital Appreciation | 223,798 | 199,267 |
| Pioneer Fund (A) | 12,310 | 1,271 |
| Pioneer High Yield | 97,540 | 88,072 |
| T. Rowe Price Equity Income Fund | 216,748 | 178,411 |
| T. Rowe Price Science & Technology | 81,908 | 60,686 |
| Templeton Global Bond | 122,788 | 101,976 |
| | $ 4,109,725 | $ 3,180,047 |
| Unallocated Annuity Contract – ING Fixed Account | $ 2,113,826 | $ 2,234,402 |
| Torchmark Corporation common stock | $ 1,914,368 | $ 1,893,189 |
| Waddell & Reed Financial, Inc. class A common stock | $ 29,044 | $ 26,997 |
| SSGA Short Term Investment Fund | $ 91,762 | $ 69,480 |

NOTE C – INVESTMENTS (continued)

During the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Common stocks | $ 598,122 | $ 34,684 |
| Pooled separate accounts and unallocated annuity contract | 508,760 | 767,916 |
| | $ 1,106,882 | $ 802,600 |

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establi shes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

*Short term investments /mutual funds:* Valued at the net asset value of shares held by the Plan at year end.

*Common stocks:* Valued at the closing price reported on the active market on which the individual securities are traded.

*Pooled separate accounts:* Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

*Unallocated annuity contract:* Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
## NOTES TO FINANCIAL STATEMENTS

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2010:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 1,943,412 | $ - | $ - | $ 1,943,412 |
| Short-term investments | 91,762 | - | - | 91,762 |
| Pooled separate accounts | | | | |
| Small Cap/Mid Cap/Specialty | - | 1,348,479 | - | 1,348,479 |
| Large Cap Value | - | 748,883 | - | 748,883 |
| Large Cap Growth | - | 223,798 | - | 223,798 |
| Global / International | - | 517,175 | - | 517,175 |
| Asset Allocation | - | 714,330 | - | 714,330 |
| Bonds | - | 389,129 | - | 389,129 |
| Balanced | - | 167,931 | - | 167,931 |
| Unallocated annuity contract | - | - | 2,113,826 | 2,113,826 |
| Total assets at fair value | $ 2,035,174 | $ 4,109,725 | $ 2,113,826 | $ 8,258,725 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 1,920,186 | $ - | $ - | $ 1,920,186 |
| Short-term investments | 69,480 | - | - | 69,480 |
| Pooled separate accounts | | | | |
| Small Cap/Mid Cap/Specialty | - | 977,411 | - | 977,411 |
| Large Cap Value | - | 627,065 | - | 627,065 |
| Large Cap Growth | - | 199,267 | - | 199,267 |
| Global / International | - | 464,918 | - | 464,918 |
| Asset Allocation | - | 502,439 | - | 502,439 |
| Bonds | - | 265,612 | - | 265,612 |
| Balanced | - | 143,335 | - | 143,335 |
| Unallocated annuity contract | - | - | 2,234,402 | 2,234,402 |
| Total assets at fair value | $ 1,989,666 | $ 3,180,047 | $ 2,234,402 | $ 7,404,115 |

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31:

| | 2010 | 2009 |
|---|---|---|
| Balance, beginning of year | $ 2,234,402 | $ 1,910,591 |
| Unrealized gains / (losses) relating to instruments still held at the reporting date | 123,230 | (38,320) |
| Purchases, sales, issuances and settlements (net) | (243,806) | 362,131 |
| Balance, end of year | $ 2,113,826 | $ 2,234,402 |

NOTE E - RELATED PARTY TRANSACTIONS

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amended Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this new guidance has not and will not have a significant impact on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

**Schedule H, Part IV, Line 4i**
**Schedule of Assets (Held at the End of the Year)**

**December 31, 2010**

| | Identity of Issue | Description of Investment | Current Value |
|---|---|---|---|
| * | Torchmark Corporation | 32,045 shares $1 par value common stock | $1,914,368 |
| | Waddell & Reed Financial, Inc. | 823 shares $1 par value class A common stock | 29,044 |
| * | ING Financial Advisers, LLC | Pooled Separate Accounts: | |
| | | 4,779 units AIM Global Health Care (Invesco Global Health Care) | 173,105 |
| | | 7,693 units Baron Growth | 156,523 |
| | | 9,119 units EuroPacific Growth | 517,175 |
| | | 30,502 units Fidelity Advisor Mid Cap | 409,956 |
| | | 35,560 units Fidelity VIP Contrafund | 519,825 |
| | | 6,618 units Income Fund of America | 167,931 |
| | | 3,612 units ING American Century Small-Mid Cap Value Portfolio | 70,216 |
| | | 8,437 units ING GNMA Income | 128,596 |
| | | 2,721 units ING Intermediate Bond | 40,205 |
| | | 7,683 units ING Solution 2015 Portfolio | 93,929 |
| | | 15,946 units ING Solution 2025 Portfolio | 192,563 |
| | | 16,692 units ING Solution 2035 Portfolio | 204,202 |
| | | 17,577 units ING Solution 2045 Portfolio | 215,707 |
| | | 641 units ING Solution Income Portfolio | 7,929 |
| | | 4,960 units J. P. Morgan Mid Cap Value Portfolio | 95,018 |
| | | 13,443 units Lord Abbett Small Cap Value | 361,753 |
| | | 27,507 units Oppenheimer Capital Appreciation | 223,798 |
| | | 1,124 units Pioneer Fund (A) | 12,310 |
| | | 4,888 units Pioneer High Yield | 97,540 |
| | | 12,373 units T. Rowe Price Equity Income | 216,748 |
| | | 7,357 units T. Rowe Price Science & Technology | 81,908 |
| | | 3,970 units Templeton Global Bond | 122,788 |
| | | | 4,109,725 |
| * | ING Financial Advisers, LLC | Unallocated Annuity Contract - ING Fixed Account | 2,113,826 |
| * | Investors Bank & Trust | 91,762 shares Investors Bank & Trust Investcash Fund | 91,762 |
| | | | 8,258,725 |
| * | Participant Loans | Loans to Plan participants, various interest rates, maturing from 1 to 60 months | 407,261 |
| | | | $8,665,986 |

* Indicates a party-in-interest to the Plan

# LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| **ASSETS** | | |
| Investments, at fair value: | | |
| Torchmark Corporation common stock | $1,914,368 | $1,893,189 |
| Waddell & Reed Financial, Inc. class A common stock | 29,044 | 26,997 |
| Pooled separate accounts | 4,109,725 | 3,180,047 |
| Unallocated annuity contract | 2,113,826 | 2,234,402 |
| Short-term investments | 91,762 | 69,480 |
| | 8,258,725 | 7,404,115 |
| Notes receivable from participants | 407,261 | 457,717 |
| Accrued investment income | 173 | 175 |
| Net assets available for benefits at fair value | 8,666,159 | 7,862,007 |
| Adjustment from fair value to contract value for fully benefit responsive investment contracts | (22,527) | 27,468 |
| Net assets available for benefits | $8,643,632 | $7,889,475 |

See accompanying notes to financial statements.

# LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

## Statements of Changes in Net Assets Available for Benefits

| | Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Investment income: | | |
| Cash dividends - Torchmark and Waddell & Reed common stock | $24,486 | $24,521 |
| Dividends on pooled separate accounts and unallocated annuity contract | 73,235 | 72,971 |
| Interest income - notes receivable from participants | 19,641 | 20,387 |
| Interest income - short-term investments | 274 | 498 |
| | 117,636 | 118,377 |
| Net appreciation in fair value of investments | 1,106,882 | 802,600 |
| Contributions: | | |
| Participant contributions | 1,022,179 | 1,185,249 |
| Employer contributions | 211,594 | 306,391 |
| | 1,233,773 | 1,491,640 |
| Benefits paid to participants | 1,704,134 | 928,065 |
| Net increase in net assets | 754,157 | 1,484,552 |
| Net assets available for benefits: | | |
| Beginning of plan year | 7,889,475 | 6,404,923 |
| End of plan year | $8,643,632 | $7,889,475 |

See accompanying notes to financial statements.

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
## NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2010 and 2009 was $59.74 and $43.95, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2010 and 2009 was $35.29 and $30.54, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2010 and 2009 was 3.65% and 4.00%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (US GAAP) requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal Income Taxes

Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to

NOTE B - DESCRIPTION OF PLAN (Continued)

35% of a participant's contributions (limited to 6% of a participant's compensation).

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2010 and 2009, the following companies were participating employers in the Plan:

Liberty National, (Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

| Years of Credited Service | Applicable Non-forfeitable Percentage |
|---|---|
| Less than 2 | 0% |
| 2 but less than 3 | 20% |
| 3 but less than 4 | 40% |
| 4 but less than 5 | 60% |
| 5 but less than 6 | 80% |
| 6 or more | 100% |

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

| Years of Credited Service | Applicable Non-forfeitable Percentage |
|---|---|
| Less than 2 | 0% |
| 2 but less than 3 | 10% |
| 3 but less than 4 | 20% |
| 4 but less than 5 | 40% |
| 5 but less than 6 | 60% |
| 6 but less than 7 | 80% |
| 7 or more | 100% |

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $17,621 and $31,158 at December 31, 2010 and 2009, respectively. The Plan applied forfeitures to reduce employer contributions of $81,200 and $32,125 for 2010 and 2009, respectively.

NOTE C - INVESTMENTS

The following table presents investments of the Plan:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Pooled Separate Accounts: | | |
| AIM Global Health Care (Invesco Global Health Care Fund) | $ 173,105 | $ 154,188 |
| Baron Growth | 156,523 | 109,401 |
| EuroPacific Growth | 517,175 | 464,918 |
| Fidelity Advisor Mid Cap | 409,956 | 292,776 |
| Fidelity VIP Contrafund | 519,825 | 447,383 |
| Income Fund of America | 167,931 | 143,335 |
| ING American Century Small-Mid Cap Value Portfolio | 70,216 | 40,794 |
| ING GNMA Income Bond | 128,596 | 44,718 |
| ING Intermediate Bond | 40,205 | 30,846 |
| ING Solution 2015 Portfolio | 93,929 | 72,790 |
| ING Solution 2025 Portfolio | 192,563 | 153,061 |
| ING Solution 2035 Portfolio | 204,202 | 127,128 |
| ING Solution 2045 Portfolio | 215,707 | 146,498 |
| ING Solution Income Portfolio | 7,929 | 2,962 |
| J. P. Morgan Mid Cap Value Portfolio | 95,018 | 60,667 |
| Lord Abbett Small Cap Value | 361,753 | 258,899 |
| Oppenheimer Capital Appreciation | 223,798 | 199,267 |
| Pioneer Fund (A) | 12,310 | 1,271 |
| Pioneer High Yield | 97,540 | 88,072 |
| T. Rowe Price Equity Income Fund | 216,748 | 178,411 |
| T. Rowe Price Science & Technology | 81,908 | 60,686 |
| Templeton Global Bond | 122,788 | 101,976 |
| | $ 4,109,725 | $ 3,180,047 |
| Unallocated Annuity Contract – ING Fixed Account | $ 2,113,826 | $ 2,234,402 |
| Torchmark Corporation common stock | $ 1,914,368 | $ 1,893,189 |
| Waddell & Reed Financial, Inc. class A common stock | $ 29,044 | $ 26,997 |
| SSGA Short Term Investment Fund | $ 91,762 | $ 69,480 |

**LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN**
**NOTES TO FINANCIAL STATEMENTS**

NOTE C – INVESTMENTS (continued)

During the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Common stocks | $ 598,122 | $ 34,684 |
| Pooled separate accounts and unallocated annuity contract | 508,760 | 767,916 |
| | $ 1,106,882 | $ 802,600 |

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establi shes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

*Short term investments /mutual funds:* Valued at the net asset value of shares held by the Plan at year end.

*Common stocks:* Valued at the closing price reported on the active market on which the individual securities are traded.

*Pooled separate accounts:* Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

*Unallocated annuity contract:* Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

**LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN**
**NOTES TO FINANCIAL STATEMENTS**

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2010:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 1,943,412 | $ - | $ - | $ 1,943,412 |
| Short-term investments | 91,762 | - | - | 91,762 |
| Pooled separate accounts | | | | |
| Small Cap/Mid Cap/Specialty | - | 1,348,479 | - | 1,348,479 |
| Large Cap Value | - | 748,883 | - | 748,883 |
| Large Cap Growth | - | 223,798 | - | 223,798 |
| Global / International | - | 517,175 | - | 517,175 |
| Asset Allocation | - | 714,330 | - | 714,330 |
| Bonds | - | 389,129 | - | 389,129 |
| Balanced | - | 167,931 | - | 167,931 |
| Unallocated annuity contract | - | - | 2,113,826 | 2,113,826 |
| Total assets at fair value | $ 2,035,174 | $ 4,109,725 | $ 2,113,826 | $ 8,258,725 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 1,920,186 | $ - | $ - | $ 1,920,186 |
| Short-term investments | 69,480 | - | - | 69,480 |
| Pooled separate accounts | | | | |
| Small Cap/Mid Cap/Specialty | - | 977,411 | - | 977,411 |
| Large Cap Value | - | 627,065 | - | 627,065 |
| Large Cap Growth | - | 199,267 | - | 199,267 |
| Global / International | - | 464,918 | - | 464,918 |
| Asset Allocation | - | 502,439 | - | 502,439 |
| Bonds | - | 265,612 | - | 265,612 |
| Balanced | - | 143,335 | - | 143,335 |
| Unallocated annuity contract | - | - | 2,234,402 | 2,234,402 |
| Total assets at fair value | $ 1,989,666 | $ 3,180,047 | $ 2,234,402 | $ 7,404,115 |

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31:

| | 2010 | 2009 |
|---|---|---|
| Balance, beginning of year | $ 2,234,402 | $ 1,910,591 |
| Unrealized gains / (losses) relating to instruments still held at the reporting date | 123,230 | (38,320) |
| Purchases, sales, issuances and settlements (net) | (243,806) | 362,131 |
| Balance, end of year | $ 2,113,826 | $ 2,234,402 |

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
## NOTES TO FINANCIAL STATEMENTS

### NOTE E - RELATED PARTY TRANSACTIONS

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

### NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amended Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this new guidance has not and will not have a significant impact on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

## LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

**Schedule H, Part IV, Line 4i**
**Schedule of Assets (Held at the End of the Year)**

**December 31, 2010**

| | Identity of Issue | Description of Investment | Current Value |
|---|---|---|---|
| * | Torchmark Corporation | 32,045 shares $1 par value common stock | $1,914,368 |
| | Waddell & Reed Financial, Inc. | 823 shares $1 par value class A common stock | 29,044 |
| * | ING Financial Advisers, LLC | Pooled Separate Accounts: | |
| | | 4,779 units AIM Global Health Care (Invesco Global Health Care) | 173,105 |
| | | 7,693 units Baron Growth | 156,523 |
| | | 9,119 units EuroPacific Growth | 517,175 |
| | | 30,502 units Fidelity Advisor Mid Cap | 409,956 |
| | | 35,560 units Fidelity VIP Contrafund | 519,825 |
| | | 6,618 units Income Fund of America | 167,931 |
| | | 3,612 units ING American Century Small-Mid Cap Value Portfolio | 70,216 |
| | | 8,437 units ING GNMA Income | 128,596 |
| | | 2,721 units ING Intermediate Bond | 40,205 |
| | | 7,683 units ING Solution 2015 Portfolio | 93,929 |
| | | 15,946 units ING Solution 2025 Portfolio | 192,563 |
| | | 16,692 units ING Solution 2035 Portfolio | 204,202 |
| | | 17,577 units ING Solution 2045 Portfolio | 215,707 |
| | | 641 units ING Solution Income Portfolio | 7,929 |
| | | 4,960 units J. P. Morgan Mid Cap Value Portfolio | 95,018 |
| | | 13,443 units Lord Abbett Small Cap Value | 361,753 |
| | | 27,507 units Oppenheimer Capital Appreciation | 223,798 |
| | | 1,124 units Pioneer Fund (A) | 12,310 |
| | | 4,888 units Pioneer High Yield | 97,540 |
| | | 12,373 units T. Rowe Price Equity Income | 216,748 |
| | | 7,357 units T. Rowe Price Science & Technology | 81,908 |
| | | 3,970 units Templeton Global Bond | 122,788 |
| | | | 4,109,725 |
| * | ING Financial Advisers, LLC | Unallocated Annuity Contract - ING Fixed Account | 2,113,826 |
| * | Investors Bank & Trust | 91,762 shares Investors Bank & Trust Investcash Fund | 91,762 |
| | | | 8,258,725 |
| * | Participant Loans | Loans to Plan participants, various interest rates, maturing from 1 to 60 months | 407,261 |
| | | | $8,665,986 |

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2011 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 to Form 10-K of Torchmark Corporation for the year ended December 31, 2010).

99 (a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report dated June 28, 2011, into Form S-8 Registration Statement No. 33-65507.

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: /s/ Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

Date: June 28, 2011



Lane Gorman Trubitt, PLLC
*Accountants & Advisors*

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65507) pertaining to the Liberty National Life Insurance Company 401(k) Plan, of our report dated June 28, 2011, with respect to the financial statements and supplemental schedule of the Liberty National Life Insurance Company 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 28, 2011

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: ______________________
Frank M. Svoboda, Member
Administrative Committee

By: ______________________
Cory W. Newman, Member
Administrative Committee

Date: June 28, 2011